UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 1, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Lars Rebien Sørensen to retire as CEO of Novo Nordisk; Lars Fruergaard Jørgensen appointed as successor

Bagsværd, Denmark, 1 September 2016 - Novo Nordisk A/S today announced that Lars Rebien Sørensen, president and chief executive officer, will retire from the company by the end of 2016. Lars Fruergaard Jørgensen, currently executive vice president and head of Corporate Development, will succeed him, effective 1 January 2017. The company also announced a number of other executive-level changes, effective immediately.

Commenting on the retirement of Lars Rebien Sørensen, Göran Ando, chairman of the Board of Directors of Novo Nordisk A/S, said: "Succeeding Lars, who during 16 years as CEO of Novo Nordisk has spearheaded Novo Nordisk into a global, very successful and highly respected pharmaceutical company, is a tall order. On behalf of Novo Nordisk's Board of Directors and the company's employees, I want to thank Lars for his outstanding leadership, steady course and commitment to Novo Nordisk through good and difficult times during his 34 years with the company."

The boards of the Novo Nordisk Foundation and the Foundation's holding company, Novo A/S, will nominate Lars Rebien Sørensen to become a member of the two boards in March 2017.

Commenting on the appointment of Lars Fruergaard Jørgensen, Göran Ando said: "The decision to appoint Lars Fruergaard Jørgensen as new CEO is the result of a rigorous process during which a number of qualified candidates were considered. With his track record of creating results, driving change and being a role model for the Novo Nordisk Way of running a company, the Board is confident that he is the perfect successor to Lars Rebien Sørensen. In his new role, he will be charged with leading Novo Nordisk through a time of extraordinary change in healthcare systems around the world, with the company's long-term strategy, the Triple Bottom Line business principle and long-term financial targets as his guiding posts."

Reflecting on his long career in Novo Nordisk, Lars Rebien Sørensen said: "It has been an honour to work here for more than 30 years and to serve as CEO during a period where we have been able to grow our business, build a strong pipeline and launch important new products to the benefit of our patients, our shareholders and our employees." He continued: "I have been closely involved in the assessments that have led to the Board's decision to appoint Lars Fruergaard Jørgensen as my successor, a decision which I fully support. He is a great businessman and people leader and has a natural ability to find solutions where others see problems."

Lars Fruergaard Jørgensen said that he is "proud and humble to be offered the job as CEO" and continued: "On the one hand, Novo Nordisk has never had a stronger portfolio and organisation; on the other hand, we are facing an unprecedented level of payer pressure and competition. I love challenges, and therefore I can't think of a more exciting time to be offered the job of CEO in Novo Nordisk - a company I have served for more than 25 years and am really passionate about."

Other organisational changes

Other executive-level changes are announced today, effective immediately:

Jakob Riis, currently executive vice president and head of Region China, Pacific & Marketing, is appointed executive vice president and head of North America Operations. He succeeds Jesper Høiland, who steps down from Executive Management and whose future role in Novo Nordisk will be announced at a later date.

Maziar Mike Doustdar, currently executive vice president and head of International Operations, continues in this role, but with enlarged responsibility for an expanded International Operations unit, now covering all territories except for North America and organised in the following five regions: Europe; Latin America; Africa, Asia, Middle East & Oceania; Japan & Korea; and Region China.

Jerzy Gruhn, currently executive vice president and head of Europe, steps down from Executive Management and will continue as head of Europe, now as senior vice president, reporting to Maziar Mike Doustdar.

With these changes, the members of Novo Nordisk's Executive Management are:

  Lars Rebien Sørensen, president and CEO (until 31 December 2016)
  Lars Fruergaard Jørgensen, EVP, Corporate Development (president and CEO as from 1 January 2017)
  Jesper Brandgaard, EVP, chief financial officer
  Maziar Mike Doustdar, EVP, International Operations
  Jakob Riis, EVP, North America Operations
  Mads Krogsgaard Thomsen, EVP, chief science officer
  Henrik Wulff, EVP, Product Supply

Lars Fruergaard Jørgensen's successor as head of Corporate Development will be announced at a later date.

About Lars Fruergaard Jørgensen

Lars Fruergaard Jørgensen joined Novo Nordisk in 1991 as an economist in Health Care, Economy & Planning and has over the years completed overseas postings in the Netherlands, US and Japan. In 2004 he was appointed senior vice president for IT & Corporate Development. In January 2013 he was appointed executive vice president and chief information officer assuming responsibility for IT, Quality & Corporate Development. In November 2014 he took over additional responsibilities for Corporate People & Organisation and Business Assurance.

Lars Fruergaard Jørgensen is chairman of the Board of NNE Pharmaplan A/S, Denmark. He earned an MSc in Finance and Business Administration from Aarhus School of Business, Aarhus University, Denmark, in 1991. He is a Danish national, born November 1966.

Conference call

On 1 September 2016 at 1.00 pm CEST, corresponding to 7.00 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on the investor section of novonordisk.com.

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Company announcement No 59/2016: http://hugin.info/2013/R/2038703/759807.pdf
PR160901_CEO_UK: http://hugin.info/2013/R/2038703/759949.pdf

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 59 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 1, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer